UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

April 17, 2012	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Havant, UK — April 17, 2012 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the first quarter of its 2012 fiscal year, ending February 29, 2012:

•                                          Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of data storage technology including modular solutions for the enterprise data storage industry and hard disk drive capital equipment. We report our operations in two product segments: Enterprise Data Storage Solutions (previously Networked Storage Solutions or NSS) and Hard Disk Drive (HDD) Capital Equipment (previously Storage Infrastructure or SI). During 2012 we changed the title of our operating segments to reflect the markets in which we operate but have not made any other changes to our segment reporting.

Our Enterprise Data Storage Solutions products are primarily HDD based storage subsystems and solutions, which we provide to OEMs and our HDD Capital Equipment products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs and their component suppliers. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2011 fiscal year, sales to our top six customers, NetApp, Dell, IBM, EMC, HP and Seagate Technology, accounted for 93% of our revenues with sales to NetApp, Dell and IBM accounting for 42%, 22% and 13% of our revenues respectively. Our top six customers in the three months ended February 29, 2012 were NetApp, Dell, IBM, Western Digital, EMC and Seagate and accounted for 93% of our revenues with sales to NetApp, Dell and IBM accounting for 43%, 24% and 16% of our revenues, respectively. We had 29 customers that individually contributed more than $0.5 million to revenues in our 2011 fiscal year.

As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

Revenues from sales of products in both of our segments are impacted by underlying increases in the amount of digitally stored information. Our enterprise data storage solutions revenues are primarily dependent on the worldwide enterprise data storage market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base. Our HDD capital equipment revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

Demand for our HDD capital equipment products in 2011 was at an historically low level. We believe this reflected changes in the underlying market for disk drives, such as a reduction in demand for laptop drives, as well as customer specific factors including the proposed acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi respectively, the impact of two natural disasters in Japan and Thailand and the effect of increased competition for drive processing systems. We have seen an increase in demand in respect of our 2012 fiscal year including an estimate of $50 million revenue arising from the replacement of equipment damaged in the Thailand floods. Partly for this reason we believe our HDD capital equipment revenues will increase significantly in our 2012 fiscal year.

Over at least the past five years we have seen underlying growth in demand for enterprise data storage products from many of our OEM customers, which we believe relates to factors including increases in the amount of digitally stored information, increased IT spending, growth in the specific markets that our customers address and an increased market share of our customers. Commencing in 2009 we enabled our largest customer, NetApp, to source a proportion of the products we supply under license from a contract manufacturer. This proportion was set at a maximum of 25% for our 2011 fiscal year, increasing to 50% in our 2012 fiscal year and 75% in our 2013 fiscal year. We expect to see other changes in our customer base in 2012 with an anticipated reduction in revenue due to certain customer programs moving to an in-house solution, which we believe will be partially offset by anticipated revenue from the introduction of a number of new products and programs including initial revenue from our new High Performance Computing solution. It is difficult to forecast the net effect of these changes, but we believe our enterprise data storage solutions revenues may fall in our 2012 fiscal year. Over the longer term our revenues with our major customers will significantly depend on our ability to develop and manufacture products that compete well with those provided by contract manufacturers and these customers’ own development efforts.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $73 million in our 2011 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian ringgit relative to the U.S. dollar due to our operations in Malaysia. We manage these exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

In previous fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2010 to 2011 and therefore 2012 expenses are not expected to be significantly impacted by changes in exchange rates.

Gross Profit

Our gross profit margins change primarily as a result of fluctuations in our product and customer mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components.

Operating Expenses

We would generally expect operating expenses to change in line with changes in revenue. In 2011 we experienced a significant fall in HDD capital equipment revenues. In response to this we have implemented a cost reduction program to reduce fixed costs where we believe we are able to do so without impacting our competitive position.  We expect the reduction in operating expenses related to this program to be partially offset by our plan to increase expenses related to enterprise data storage solutions.

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2011 fiscal year our research and development expenses related to over 67 separate projects covering developing new products, improving existing products, meeting customer specific requirements and entering new markets, such as development of a product to address the high performance computing market and a new product to more effectively test 3.5 inch HDDs.

Share Repurchase Plan and Dividends

We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. As of February 29, 2012, we had 28.1 million shares outstanding, having repurchased 3.6 million shares in our 2011 fiscal year at an aggregate cost of $32.3 million. This amount has been deducted from Additional Paid in Capital. We did not repurchase any shares during the three months ended February 29, 2012.

We began a quarterly dividend payment plan with our first dividend in the third quarter of our 2011 fiscal year. The cash dividend declared in the quarter ended February 29, 2012 amounted to $1.8 million or $0.065 per share and was paid in February 2012. The cash dividends declared in fiscal 2011 amounted to an aggregate of $0.11 per share and totaled $3.0 million, of which we paid out approximately $1.5 million in fiscal 2011 and the remaining $1.5 million in December 2011. In March 2012, we announced a quarterly cash dividend of $0.075 per share, which will be payable in April 2012, for a total of approximately $2.2 million.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia.

Our Malaysian operations benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to enterprise data storage solutions products was granted in February 2009 and ends in 2017. The beneficial tax status relating to HDD capital equipment products was granted in 2006 and ends in May 2012. We are seeking to obtain future incentives to extend the beneficial arrangements for both product groups and would expect the result of this application to be determined in our 2012 fiscal year. As required by accounting guidance, we have recorded a deferred tax asset of $1.5 million related to our Malaysia operations on the basis that the beneficial tax status is not renewed. If the incentive is renewed the recording of this asset will be reversed and a tax expense of this amount recorded. The beneficial tax status is subject to meeting certain requirements.

We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2011, we retained a deferred tax asset of $15.5 million related to loss carryforwards and other timing differences in the United Kingdom. As of November 30, 2011, we retained a deferred tax asset of $8.2 million related to loss carryforwards and other timing differences in the United States. In the United Kingdom and the United States, we benefit from research and development tax credits.

Results from Continuing Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three months ended
	February 29, 2012	February 28, 2011
Revenues	100.0%	100.0%
Cost of revenues	82.1	86.3
Gross profit	17.9	13.7
Operating expenses:
Research and development	8.3	7.8
Selling, general and administrative	5.7	4.8
Amortization of intangible assets	0.3	0.2
Operating income	3.6	0.8
Net income	3.7	1.3

Segment gross profit as a percentage of segment revenues:
Enterprise Data Storage Solutions	17.3	14.2
HDD Capital Equipment	25.5	9.7

Three Months Ended February 29, 2012 Compared to the Three Months Ended February 28, 2011

The following is a tabular presentation of our results of operations for the three months ended February 29, 2012 compared to the three months ended February 28, 2011. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended
	February 29,	February 28,	Increase/(Decrease)
	2012	2011	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$272,069	$334,186	$(62,117)	(18.6)
HDD Capital Equipment	23,597	26,313	(2,716)	(10.3)
Total revenues	295,666	360,499	(64,833)	(18.0)
Cost of revenues	242,627	311,045	(68,418)	(22.0)
Gross profit:
Enterprise Data Storage Solutions	47,113	47,347	(234)	(0.5)
HDD Capital Equipment	6,027	2,551	3,476	136.3
Non cash equity compensation	(101)	(444)	343	—
Total gross profit	53,039	49,454	3,585	7.2
Operating expenses:
Research and development	24,668	28,255	(3,587)	(12.7)
Selling, general and administrative	16,778	17,448	(670)	(3.8)
Amortization of intangible assets	970	754	216	—
Operating income	10,623	2,997	7,626	—
Interest income, net	186	37	149	—
Benefit for income taxes	(52)	(1,652)	1,600	—
Net income	$10,861	$4,686	$6,175	—

Revenues

The 18.0% decrease in our revenues in the three months ended February 29, 2012 compared to the three months ended February 28, 2011 was attributable to decreased sales of both our segment’s products.

Revenues from sales of our enterprise data storage products decreased by $62.1 million, or 18.6%. This was largely due to a $52.4 million decrease in revenue from our largest customer, NetApp, who, in accordance with the agreement we have with them, have sourced a greater proportion of the products we supply from an alternative supplier. Revenue was also lower as a result of a constrained supply of HDDs caused by the Thailand floods.

Revenues from sales of our HDD capital equipment products, which decreased by $2.7 million, have been impacted by low demand for our products in both periods. As described in the overview, orders for these products have increased significantly and we therefore expect revenues from these products to increase during the remainder of our 2012 fiscal year.

Cost of Revenues and Gross Profit

The $68.4 million, or 22%, decrease in cost of revenues in the three months ended February 29, 2012 compared to the three months ended February 28, 2011 was primarily due to lower enterprise data storage solutions revenues. Gross profit increased by 7.2% and as a percentage of revenues, our gross profit was 17.9% for the three months ended February 29, 2012 compared to 13.7% for the three months ended February 28, 2011. This increase was primarily attributable to the increased gross margins in both segments.

The gross margin for our enterprise data storage products increased to 17.3% in the three months ended February 29, 2012 from 14.2% in the three months ended February 28, 2011. This was primarily due to a number of changes to customer mix. In addition, gross margin in this segment increased due to one of our major customers purchasing products without HDDs due to disk drive supply constraints.

The gross margin for HDD capital equipment products increased to 25.5% in the three months ended February 29, 2012, from 9.7% in the three months ended February 28, 2011. This increase resulted from the effect of reduced operating costs and the recording in the prior period of approximately $2 million of inventory write-downs and other costs related to demand reductions.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.1 million for the three months ended February 29, 2012 and $0.4 million for the three months ended February 28, 2011. See Note 12 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $3.6 million, or 12.7%, decrease in research and development expense in the three months ended February 29, 2012 compared to the three months ended February 28, 2011 resulted primarily from a decrease in the number of employees of 13.1%. This was associated with a cost reduction exercise undertaken in response to the lower demand for HDD capital equipment products.

Selling, General and Administrative

Selling, general and administrative expense decreased by $0.7 million, or 3.8%, in the three months ended February 29, 2012 compared to the three months ended February 28, 2011. The decrease primarily resulted from a decrease in the number of employees of 4.0%.

Benefit for Income Taxes

The benefit for income taxes in the three months ended February 29, 2012 is based on our current estimate of the effective tax rate based on a forecast of income before taxes for the year ended November 30, 2012, offset by $2.0 million of exceptional benefits, primarily a $1.5 million benefit from the recognition of a deferred tax asset for our Malaysian operations as described in the overview. The benefit for income taxes in the three months ended February 28, 2011 primarily related to a $2.2 million benefit resulting from the completion of an investigation into U.K. tax returns for 2007 and 2008. The remaining balance was based on the Company’s estimate of the effective tax rate based on a forecast of income before taxes for the year ended November 30, 2011.

Net Income

The most significant contributors towards the recording of net income of $10.9 million for the three months ended February 29, 2012 compared to a net income of $4.7 million for the three months ended February 28, 2011, were the increase in gross margins and reduction in research and development expense.

Non-GAAP Financial Measures

The following discussion and analysis of our results of operations include certain non-GAAP financial measures as identified in the reconciliation below. The intention in providing these non-GAAP measures is to provide supplemental information regarding our operational performance while recognizing that they have material limitations and that they should only be referred to, with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) amortization of intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred, (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred and (d) the recognition of the Malaysia deferred tax asset relates to the potential for the non-renewal of certain tax incentive arrangements in 2012. Item (d) is non-recurring and will reverse if the incentive arrangements are renewed.

Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Three months ended
	February 29, 2012	February 28, 2011
	(U.S. dollars in thousands, except per share amounts)
Summary Reconciliation of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$10,861	$4,686
Amortization of intangibles	970	754
Equity compensation	1,713	2,650
Tax effect of above non-GAAP adjustments	(671)	(587)
Malaysia deferred tax asset recognized	(1,489)	—
Non-GAAP net income	$11,384	$7,503

Diluted Earnings Per Share (GAAP)	$0.38	$0.15

Diluted Earnings Per Share (non-GAAP)	$0.40	$0.24

Weighted average common shares (in thousands), used in computing diluted net earnings per share:	28,786	31,761

On a non-GAAP basis, a net income of $11.4 million was recorded for the three months ended February 29, 2012 compared with the recording of net income of $7.5 million for the three months ended February 28, 2011 and diluted earnings per share was $0.40 compared with diluted earnings per share of $0.24. These increases were a result of the same factors described above in the section “— Three Months Ended February 29, 2012 Compared to the Three Months Ended February 28, 2011.”

Liquidity and Capital Resources

We finance our operations primarily through cash balances and cash flow from operations.

Cash flows

Net cash provided by operating activities was $34.2 million in the three months ended February 29, 2012, compared to $23.4 million in the three months ended February 28, 2011.

Cash provided by operating activities of $34.2 million for the three months ended February 29, 2012 resulted from net income after excluding net non-cash charges of $16.9 million and a decrease in working capital of $17.3 million. The decrease in working capital primarily related to decreases in accounts receivable, inventory and deferred income of $48.6 million, $11.7 million and $5.5 million respectively. This was offset by a decrease in accounts payable of $46.3 million. These decreases resulted from a reduction in revenue and, in addition, inventory decreased due to advance disk drive purchasing in the last quarter of our 2011 fiscal year in response to supply constraints caused by the Thailand floods.

Cash provided by operating activities of $23.4 million for the three months ended February 28, 2011 resulted from net income after excluding net non-cash charges of $11.2 million and a decrease in working capital of $12.2 million. The decrease in working capital related to decreases in inventory and accounts receivable of $19.1 million and $17.7 million respectively partially offset by increases in accounts payable of $15.9 million. These were partially offset by the effects of a $4.3 million decrease in employee compensation and benefits payable, primarily related to the payment of an employee bonus and a $5.5 million increase in other current assets, primarily related to the effect of changes in exchange rates on the value of forward contracts.

Net cash used in investing activities for the three months ended February 29, 2012 amounted to $7.7 million. This amount included $4.2 million related to capital expenditure. The remaining balance of $3.5 million related to the final payment for a patent cross license. Net cash used in investing activities for the three months ended February 28, 2011 amounted to $13.8 million. This amount included $5.4 million related to an acquisition in the period and $1.2 million related to the purchase of a software license. The remaining balance of $7.2 million related to capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We would expect our capital expenditure to generally change in line with our revenues.

Net cash used in our financing activities was $3.3 million in the three months ended February 29, 2012, being dividends paid to our shareholders. Cash provided by financing activities in the three months ended February 28, 2011 was $2.4 million relating to a decrease in a book overdraft.

Liquidity

As of February 29, 2012, our principal sources of liquidity consisted of cash and cash equivalents of $155.8 million. Our cash and cash equivalents are denominated primarily in U.S. dollars and held in variable interest liquidity funds and bank deposits. Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements at least through the next 12 months.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on February 24, 2012. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Recent Accounting Pronouncement

In June 2011, the FASB issued new guidance related to the presentation of comprehensive income. An entity can elect to present items of net income and other comprehensive income on one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. The statements would need to be presented with equal prominence as the other primary financial statements. The items that constitute net income and other comprehensive income do not change. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of the guidance is not expected to have a material impact on our consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 29,	November 30,
	2012	2011
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$155,840	$132,630
Accounts receivable, net	152,143	200,742
Inventories	152,452	164,180
Prepaid expenses	5,354	3,296
Deferred income taxes	10,354	9,020
Other current assets	4,557	7,016
Total current assets	480,700	516,884
Property, plant and equipment, net	45,273	45,215
Intangible assets, net	17,158	18,128
Deferred income taxes	12,395	13,476
Total assets	$555,526	$593,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$122,359	$168,696
Employee compensation and benefits payable	21,214	21,786
Deferred revenue	13,193	7,692
Income taxes payable	707	43
Other accrued liabilities	16,623	26,312
Total current liabilities	174,096	224,529
Long-term debt	—	—
Total liabilities	174,096	224,529

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 28,114 and 27,568 issued and outstanding	281	276
Additional paid-in capital	362,792	361,070
Accumulated other comprehensive income (deficit)	165	(1,337)
Accumulated income	18,192	9,165
Total shareholders’ equity	381,430	369,174
Total liabilities and shareholders’ equity	$555,526	$593,703

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 29,	February 28,
	2012	2011
	(US dollars in thousands, except per share amounts)

Revenues	$295,666	$360,499
Cost of revenues	242,627	311,045
Gross profit	53,039	49,454

Operating expenses:
Research and development	24,668	28,255
Selling, general and administrative	16,778	17,448
Amortization of intangible assets	970	754
Total operating expenses	42,416	46,457
Operating income	10,623	2,997
Interest income, net	186	37
Income before income taxes	10,809	3,034
Benefit for income taxes	(52)	(1,652)
Net income	$10,861	$4,686

Net earnings per share:
Basic	$0.39	$0.15
Diluted	$0.38	$0.15

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,750	30,496
Diluted	28,786	31,761

Cash dividends declared per share	$0.07	$—

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income	Total

Balances as of November 30, 2010	30,276	$303	$382,684	$(16,152)	$496	$367,331
Issuance of common shares	660	6	2			$8
Non-cash equity compensation			2,650			$2,650
Components of comprehensive income, net of tax:
Net income				4,686
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:					2,143
Total comprehensive income						$6,829
Balances as of February 28, 2011	30,936	$309	$385,336	$(11,466)	$2,639	$376,818

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	income	income (loss)	Total

Balances as of November 30, 2011	27,568	$276	$361,070	$9,165	$(1,337)	$369,174

Issuance of common shares	546	5	9			$14
Non-cash equity compensation			1,713			$1,713
Components of comprehensive income, net of tax:
Net income				10,861
Unrealized gain on forward foreign currency contracts and reclassification adjustment:					1,502
Total comprehensive income						$12,363
Dividends to shareholders				(1,834)		$(1,834)

Balances as of February 29, 2012	28,114	$281	$362,792	$18,192	$165	$381,430

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 29,	February 28,
	2012	2011
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$10,861	$4,686
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,160	5,319
Amortization of intangible assets	970	754
Non-cash equity compensation	1,713	2,650
Gain (loss) on sale of assets	(50)	4
Deferred income taxes	(754)	(2,219)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	48,599	17,660
Inventories	11,728	19,141
Prepaid expenses and other current assets	865	(5,437)
Accounts payable	(46,337)	(15,907)
Employee compensation and benefits payable	(572)	(4,274)
Deferred revenue	5,501	(574)
Income taxes payable	664	97
Other accrued liabilities	(3,123)	1,539
Net cash provided by operating activities	34,225	23,439

Cash flows from investing activities:
Investments in property, plant and equipment	(4,168)	(7,203)
Payment for acquisition of intangible assets	(3,500)	(1,200)
Acquisition of business	—	(5,380)
Net cash used in investing activities	(7,668)	(13,783)

Cash flows from financing activities:
Proceeds from issuance of shares	8	—
Dividends to shareholders	(3,355)	—
Decrease in book overdraft	—	(2,374)
Net cash used in financing activities	(3,347)	(2,374)
Change in cash and cash equivalents	23,210	7,282
Cash and cash equivalents at beginning of period	132,630	90,842
Cash and cash equivalents at end of period	$155,840	$98,124

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.              The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of data storage technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. The Company reports its operations in two product groups: Enterprise Data Storage Solutions (previously Networked Storage Solutions or NSS) and Hard Disk Drive (“HDD”) Capital Equipment (previously Storage Infrastructure or SI). Our Enterprise Data Storage Solutions products are primarily HDD based data storage subsystems and solutions which we supply to Original Equipment Manufacturers or OEMs. Our HDD Capital Equipment products are process, inspection and test equipment which we supply to the hard disk drive industry. During 2012 the Company changed the title of its operating segments to reflect the markets in which it operates, but has not made any other changes to its segment reporting.

2.              Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2011 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the U.S. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 24, 2012.

3.              Equity Compensation Plans

The following table summarizes equity compensation expense related to share-based awards:

	Three months ended
	February 29, 2012	February 28, 2011
Equity compensation:
Cost of revenues	$101	$444
Research and development	662	883
Selling, general and administrative	950	1,323
Total equity compensation	1,713	2,650
Related income tax benefit	$428	$438

The Company’s share based awards primarily consist of Restricted Stock Units (“RSUs”). The Company also operates an Employee Share Purchase Plan (“ESPP”) for U.S. employees and a Sharesave option plan (“Sharesave Plan”) for U.K. employees. Based on an agreement with the Company’s managing underwriter for the Initial Public Offering in 2004, there are 379 shares authorized for future grants under all share plans.

Restricted Stock Units

RSUs generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. The holders of RSUs do not hold rights to dividends or dividend equivalents. Equity compensation expense relating to RSUs totaling $1,626 has been recorded in the three months ended February 29, 2012.  Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2011	1,948	$12.09	1.6
Granted	132	15.30
Vested	(544)	11.27
Cancelled/forfeited	(551)	13.12
Non-vested restricted stock units at February 29, 2012	985	12.50	1.6
Non-vested restricted stock units expected to vest at February 29, 2012	921	12.50	1.6	$15,883

Share Option Activity

The Company has four plans under which employees were granted options to purchase Xyratex Ltd shares prior to 2006. The number of options outstanding and exercisable under these plans, at February 29, 2012 was 524 with a weighted average exercise price of $12.84, weighted average remaining contractual term of 2.5 years and an aggregate intrinsic value of $364. In the three months ended February 29, 2012, 2 options were exercised with a weighted average exercise price of $4.19.

Employee Stock Purchase Plan and Sharesave Plan

Employees contributed approximately $185 to awards granted under the ESPP and Sharesave Plan. No shares were issued under the ESPP or Sharesave Plan in the three months ended February 29, 2012.

4.              Net Earnings per Share

Basic net earnings per share for the three month periods ended February 29, 2012 and February 28, 2011 is computed by dividing net income by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Number of common shares
	Three months ended
	February 29, 2012	February 28, 2011
Total weighted average common shares — basic	27,750	30,496
Dilutive effect of share options	109	70
Dilutive effect of restricted stock units	927	1,195
Total weighted average common shares — diluted	28,786	31,761

5.              Dividends

On January 31, 2012, the Board of Directors approved a cash dividend of $0.065 per share, which was paid on February 29, 2012 to shareholders of record as of the close of business on February 15, 2012.

On March 29, 2012 the Board of Directors approved a cash dividend of $0.075 per share, to be paid on April 26, 2012 to shareholders of record as of the close of business on April 12, 2012.

6.  Financial Instruments

The Company’s principal financial instruments, other than derivatives, comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations. The Company does not hold financial instruments for trading purposes.

Forward Foreign Exchange Contracts and Options

Over 90% of the Company’s revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds and Malaysian ringgits. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts and options to reduce the volatility of income and cash flows associated with this risk. The Company designated all of its forward foreign currency contracts as qualifying for cash flow hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated expense in the normal course of business and accordingly, they are not speculative in nature. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less at inception.

The following table summarizes the foreign currency derivative contract activity during the period:

Number of contracts

At November 30, 2011	31
Matured during the period	(8)
New contracts entered into during the period	7
At February 29, 2012	30

The fair value of derivative instruments and their location in the consolidated balance sheet as of February 29, 2012 and November 30, 2011 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	February 29, 2012	November 30, 2011

Asset derivatives	Other current assets	$464	$—
Liability derivatives	Other current liabilities	$—	$1,539

The effect of derivative instruments designated as cash flow hedges on the condensed consolidated statement of operations for the three months ended February 29, 2012 was as follows:

Derivatives in cash flow hedging relationships	Gain (Loss) Recognized (1)	Gain (Loss) Reclassified (2)

Foreign exchange contracts	$464	$(1,539)

(1) Amount recognized in AOCI (effective portion) net of tax of $55.

(2) Amount of gain (loss) reclassified from AOCI into income (effective portion) located in expense.

Unrealized gains and losses reported in AOCI will be reclassified to earnings as the forecast expenditures for which the foreign exchange contracts have been entered into arise. It is estimated that all of the unrealized amounts in respect of foreign exchange contracts are expected to be reclassified to earnings during the next 20 months.

The following table shows derivatives existing as of February 29, 2012 and November 30, 2011:

	February 29,	November 30,
Derivatives between U.K. pound and U.S. dollar	2012	2011

Nominal value of forward exchange contracts and options	$53,999	$53,850
Fair value of contracts — asset (liability)	$88	$(1,057)
Average rate of contract	$1.55	$1.59
Period end rate	$1.58	$1.56

	February 29,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2012	2011

Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts — asset (liability)	$376	$(482)
Average rate of contract	$0.32	$0.32
Period end rate	$0.33	$0.31

Fair values

The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values. Assets and liabilities required to be carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of February 29, 2012 and November 30, 2011 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	February 29, 2012		November 30, 2011
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$464	$464	$(1,539)	$(1,539)

The Company’s forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

7. Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 83% and 77% of the total accounts receivable balance at February 29, 2012 and November 30, 2011, respectively. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the three months ended February 29, 2012 revenues from three customers represented 83% of total revenues and during the three months ended February 28, 2011, revenues from four customers represented 77% of total revenues. No other customer accounted for more than 10% of revenues.

8.  Intangible Assets

Identified Intangible Assets

	February 29, 2012	November 30, 2011
Existing technology	$4,600	$4,600
Patents and core technology	12,700	12,700
In process research and development	2,100	2,100
Software	1,200	1,200
Customer relationships	3,300	3,300
	23,900	23,900
Accumulated amortization	(13,842)	(12,872)
	$10,058	$11,028

Goodwill

There were no changes in the carrying amount of goodwill for the three months ended February 29, 2012.

9.   Inventories

	February 29,	November 30,
	2012	2011

Finished goods	$40,394	$41,190
Work in progress	25,543	19,785
Raw materials	86,515	103,205
	$152,452	$164,180

10.   Income Taxes

The provision for income taxes for the three month period ended February 29, 2012 was based on an effective tax rate of 17%. The difference between this rate and the U.K. statutory rate of 25% is primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

Included in the income tax benefit of $52 in the three months ended February 29, 2012, is a benefit of $1,489 resulting from the recognition of a deferred tax asset for the Company’s Malaysian operations and a benefit of $495 resulting from the lapse of the applicable statute of limitations for the Company’s 2009 U.K. tax return.

The Malaysian deferred tax asset has been recorded due to the assumption that certain timing differences will reverse following the expiry of specific tax incentives. A renewal of the tax incentives has been applied for and if granted this asset will reverse as a tax expense. This amount relates to the 2011 fiscal year and the Company has determined that this amount should have been recognized in its 2011 financial statements. The Company has also determined that this amount was not material relative to the year ended November 30, 2011 and to estimated income for the year ending November 30, 2012 and therefore has corrected this error as an out of period adjustment in the three months ended February 29, 2012.

The benefit for income taxes for the three month period ended February 28, 2011 was based on an effective tax rate of 18%. The difference between this rate and the UK statutory rate of 27% is primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

Included in the income tax benefit of $1,652 in the three months ended February 28, 2011, is an amount of $2,219 resulting from the completion of an enquiry into U.K. tax returns for 2007 and 2008.

11.   Product Warranty Liability

The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. The following table provides the changes in the product warranty accrual for the three months ended February 29, 2012:

Amount of liability
Balance at November 30, 2011	$4,928
Accruals for warranties issued during the period	418
Settlements made during the period	(951)
Balance at February 29, 2012	$4,395

12.   Segment Information

Description of segments. The Company reports its operations in the following two product groups, each of which comprises a reportable segment.

Description of the Company’s segments:

Enterprise Data Storage Solutions. Provision of HDD based storage enclosures, integrated application platforms and high performance computing data storage solutions to Original Equipment Manufacturers.

HDD Capital Equipment. Provision of process, inspection and test equipment to the HDD industry.

Segment revenue and profit and depreciation and amortization. The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the U.S. and in particular does not include the equity compensation expense. The performance of each segment is generally measured based on gross profit before non-cash equity compensation.

	Three Months Ended
	February 29,	February 28,
	2012	2011
Revenues:
Enterprise Data Storage Solutions	$272,069	$334,186
HDD Capital Equipment	$23,597	$26,313

Total Segments	$295,666	$360,499

Gross profit:
Enterprise Data Storage Solutions	$47,113	$47,347
HDD Capital Equipment	$6,027	$2,551

Total Segments	$53,140	$49,898
Equity Compensation (note 3)	$(101)	$(444)
Total	$53,039	$49,454

Depreciation and amortization:
Enterprise Data Storage Solutions	$2,286	$2,732
HDD Capital Equipment	$1,719	$2,260

Total Segments	$4,005	$4,992
Corporate	$1,124	$1,086

Total	$5,129	$6,078

Total segments revenues represent revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income before income taxes as reported by the Company for all periods presented also includes total operating expenses and net interest income. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: April 17, 2012	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer